McGuireWoods LLP Gateway Plaza 800 East Canal Street Richmond, VA 23219-3916 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com

January 26, 2024

Via EDGAR and Electronic Mail

Ms. Komul Azhar Chaudhry

Mr. Benjamin Meeks

Office of Structured Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Virginia Electric and Power Company

Virginia Power Fuel Securitization, LLC

Amendment No. 1 to Registration Statement on Form SF-1

Filed January 16, 2024

File Nos. 333-275727 and 333-275727-01

Dear Ms. Chaudhry and Mr. Meeks:

We are submitting this letter on behalf of our clients, Virginia Electric and Power Company (“Virginia Power”) and Virginia Power Fuel Securitization, LLC (the “Issuing Entity” and, together with Virginia Power, the “Registrants”), in response to an oral comment from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) to McGuireWoods LLP on January 24, 2024 with respect to Amendment No. 1 to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comment, as reflected in an Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which we are filing via EDGAR concurrently with this letter. Amendment No. 2 also includes certain other updated information. For your convenience, we are providing to the Staff a supplemental typeset copy of Amendment No. 2 marked to indicate the changes from the Registration Statement.

In order to facilitate your review of our response, we have reproduced the Staff’s comment below in bold typeface with the corresponding response of the Registrants below the comment. Terms used in this letter but not defined in this letter have the meanings given to them in Amendment No. 2. All references to page numbers and captions included in the response correspond to the Registration Statement.

Atlanta | Austin | Baltimore | Charlotte | Charlottesville | Chicago | Dallas | Houston | Jacksonville | London | Los Angeles - Century City

Los Angeles - Downtown | New York | Norfolk | Pittsburgh | Raleigh | Richmond | San Francisco | Tysons | Washington, D.C.

Ms. Chaudhry and Mr. Meeks

U. S. Securities and Exchange Commission

January 26, 2024

Amendment No. 1 to Registration Statement on Form SF-1

The Sale Agreement

Indemnification, page 103

1.

We note that your disclosure states that “[t]he seller will have a 30-day opportunity to cure upon notice from us of a material breach of a covenant” but that the Purchase and Sale Agreement referenced in that sentence, which was filed as Exhibit 10.2 to Amendment No. 1, does not contain this cure right.

We acknowledge the Staff’s comment and, in response, have deleted the sentence noted in the Staff’s comment, as reflected in Amendment No. 2.

* * * * *

We thank you for your assistance in this matter. Please do not hesitate to call me at (412) 667-7936 or W. Lake Taylor, Jr. at (804) 775-4325 with any questions or further comments that you may have regarding this matter or if you wish to discuss our responses to the Comment Letter.

Sincerely,

/s/ Hannah Thompson Frank
Hannah Thompson Frank

cc:	Mr. Robert M. Blue (Virginia Electric and Power Company)

Mr. Carlos M. Brown (Dominion Energy, Inc.)

Mr. Steven D. Ridge (Virginia Power Fuel Securitization, LLC)

Ms. Meredith Sanderlin Thrower (Dominion Energy Services, Inc.)

Mr. Michael Fitzpatrick, Jr. (Hunton Andrews Kurth LLP)

Mr. Adam O’Brian (Hunton Andrews Kurth LLP)

Mr. David A. Rivard (McGuireWoods LLP)

Mr. W. Lake Taylor, Jr. (McGuireWoods LLP)